+1.763.545.1730 main
+1.763.656.5400 fax
5500 Wayzata Blvd, Suite 900
Golden Valley, MN 55416-1261
United States
www.pentair.com

June 27, 2024

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Attn: Joseph Cascarano and Robert Littlepage
Division of Corporate Finance
Office of Technology

Re:     Pentair plc
Form 10-K for the Fiscal Year Ended December 31, 2023
Filed February 20, 2024
File No. 001-11625

Dear Mr. Cascarano and Mr. Littlepage,

On behalf of Pentair plc (the “Company”), this letter responds to the comments on our above-referenced Form 10-K for the year ended December 31, 2023 provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in your letter dated June 13, 2024. We have repeated your comments below in bold font and have included our response to each.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Consolidated Result of Operations, page 26

1.We note your discussion and analysis of the changes in your income tax on page 28. Based on your effective tax rate reconciliation within Note 10, it appears there are material factors impacting your income tax (benefit)/provision that should be fully discussed in MD&A so that readers may fully understand the variances and assess the continuing impact. For example, it appears that the changes in rates of foreign operations further decreased your effective tax rate in 2023 while the proportion of income before income taxes for your international operations remained fairly consistent. To the extent material factors in your foreign operations including changes in your jurisdictional mix of income may be impacting your effective tax rate, please explain the changes and factors including whether you may expect these changes to continue. Given the materiality of your foreign operations and impact on your effective tax rate, please also tell us your consideration of including a discussion of the primary taxing jurisdictions where your foreign earnings are derived and the relevant statutory rates in those jurisdictions in order for readers to better understand the material impacts such factors have on your effective tax rate. Please refer to Item 303 of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and wishes to inform the Staff of the following:
Our MD&A discusses the material items impacting our effective tax rate, which for the year ended December 31, 2023 included:
•“the favorable impact of worthless stock deductions related to exiting certain businesses in our Water Solutions segment,”
•“the favorable impact of discrete items primarily related to increases in tax basis in assets located in foreign jurisdictions,” and
•“the favorable mix of global earnings.”
The first two items mentioned above were also disclosed as separate line items on our effective tax rate reconciliation within Note 10, and had the most significant impact to the 12.8 percentage point change in our effective rate from 2022 to 2023.
The favorable mix of global earnings impact is generally captured in the effective tax rate reconciliation in Note 10 under the first two line items, “U.K. federal statutory income tax rate” and “Tax effect of international operations.” During 2023, the “U.K. federal statutory income tax rate” increased from 19% to 25%, effective April 1, 2023, which resulted in a 4.5 percentage point increase to the starting point of our effective tax rate reconciliation for 2023. As a result of this increase, we had an offsetting impact to the “Tax effect of international operations” line item, resulting in a favorable increase to this line item. This was due to the limited level of U.K. earnings as disclosed in Note 10. Non-U.K. earnings, which represent a majority of our earnings, were not impacted by this increased tax rate. Overall, the tax impact of international operations did not change materially from 2022 to 2023. When considering these two lines of the effective tax rate reconciliation together, the change from 2022 to 2023 was 1.1 percentage points.
Absent the two items for “the favorable impact of worthless stock deductions related to exiting certain businesses in our Water Solutions segment” and “the favorable impact of discrete items primarily related to increases in tax basis in assets located in foreign jurisdictions” discussed in our MD&A and in the effective tax rate reconciliation in Note 10, the effective tax rate for 2023 was consistent with 2022.
We acknowledge the Staff’s comment regarding primary taxing jurisdictions and statutory tax rates, which we did consider in our analysis. Because there was no material change in our global mix of earnings or the jurisdictions we operate in, we believe our MD&A adequately disclosed the reasons for the changes to our effective tax rate in 2023. We will continue to consider additional disclosures in the future, in accordance with Item 303 of Regulation S-K, to the extent there is a material impact to our tax rate related to the jurisdictions in which we operate.

Note 14. Segment Information, page 74

2.We note you reorganized the operating segments and classified your operations into three reportable segments: Flow, Water Solutions, and Pool. We also note that the financial information by reportable segment disclosures include an “Other” category, which reconciles to the consolidated amounts. Please note that if your Other category is presented under ASC 280-10-50-15, it does not represent a reportable segment and should be excluded from the reportable segment total. Please revise or tell us how these disclosures appropriately reflect reconciliations of the total of the reportable segments to your consolidated amounts. Refer also to ASC 280-10-50-15 and ASC 280-10-55-48 and 55-49.
Response: As mentioned in the Staff’s comment, the Company has three reportable segments: Flow, Water Solutions, and Pool.
We will revise our Note 14 (our “Segment Information” footnote), in future filings, beginning with the quarter ending June 30, 2024, to change the “Other” category to “Corporate and other,” clearly state that the “Corporate and other” category does not represent a reportable segment, and exclude “Corporate and other” amounts from our reportable segment totals.

Additionally, we will revise our Segment Information footnote in future filings such that the reconciliation of the total reportable segment measure of profit or loss begins with the total reportable segment income, exclusive of “Corporate and other,” in accordance with ASC 280-10-50-15.

For the Staff’s reference, we have included as Appendix A an example of the updated disclosure to show changes against the disclosure in our Form 10-K for the year ended December 31, 2023 as an example, for illustrative purposes only, of how the Company intends to revise its disclosures in future filings (underscored language indicates new disclosure and deletions are indicated in strike-through).

3.Please disclose the business activities and sources of revenue included in Other as required by ASC 280-10-50-15.

Response: In future filings, we will revise our Segment Information footnote disclosure to state that “Corporate and other” activity primarily consists of corporate expenses not allocated to the segments, including executive office, board of directors, and centrally-managed corporate functional or shared service costs related to finance, human resources, communications and corporate development. These activities do not meet the criteria for a stand-alone reporting segment under ASC 280. Refer to Appendix A for an illustrative revised disclosure.

We acknowledge that in addition to the unallocated corporate expenses noted in this suggested revised language, the “Other” as disclosed in Note 14 to the Form 10-K for the fiscal year ended December 31, 2023 included $1.6 million of net sales and an associated $0.2 million of operating loss related to consulting services revenue and associated expenses that is outside of the business operations of our three reportable segments and does not meet the quantitative thresholds under ASC 280-10-50-12 to be considered a separate reportable segment. We have excluded a description of these net sales and related operating loss from the illustrative revised disclosure due to the amounts being immaterial to the Company’s consolidated financial statements.

4.Please reconcile your reportable segment measure of profit or loss to consolidated income before income taxes. Refer to ASC 280-10-50-30(b).
Response: In future filings, we will show a reconciliation of total reportable segment income to consolidated income from continuing operations before income taxes in accordance with ASC 280-10-50-30(b) instead of the current presentation of a reconciliation from consolidated segment income. Refer to Appendix A for an illustrative revised disclosure.

If you have any questions regarding the above, please do not hesitate to call me at (763) 656-1845.

Sincerely,

/s/ Robert P. Fishman
Robert P. Fishman
Executive Vice President, Chief Financial Officer and Chief Accounting Officer

cc:
Karla C. Robertson
Executive Vice President, General Counsel, Secretary and Chief Sustainability Officer

Pentair plc and Subsidiaries
Appendix A
Proposed disclosure example of Segment Information
14.    Segment Information
Effective January 1, 2023, we reorganized our reporting segments to reflect how we are managing our business and to help us accelerate our efforts to improve customer experience, differentiate our products and drive profitability for our shareholders. All prior period amounts related to the segment change have been retrospectively reclassified to conform to the new presentation. As part of this reorganization, the legacy Consumer Solutions segment was divided into a Pool segment and a Water Solutions segment. The Flow (formerly named the Industrial & Flow Technologies) segment remains the same. We classify our operations into the following reporting segments:
•Flow — The focus of this segment is to deliver water where it is needed, when it is needed, more efficiently and transforms waste into value. This segment designs, manufactures and sells a variety of fluid treatment and pump products and systems, including pressure vessels, gas recovery solutions, membrane bioreactors, wastewater reuse systems and advanced membrane filtration, separation systems, water disposal pumps, water supply pumps, fluid transfer pumps, turbine pumps, solid handling pumps, and agricultural spray nozzles, while serving the global residential, commercial and industrial markets. These products and systems are used in a range of applications, fluid delivery, ion exchange, desalination, food and beverage, separation technologies for the oil and gas industry, residential and municipal wells, water treatment, wastewater solids handling, pressure boosting, circulation and transfer, fire suppression, flood control, agricultural irrigation and crop spray.
•Water Solutions — The focus of this segment is to provide great tasting, higher-quality water and ice while helping people use water more productively. This segment designs, manufactures and sells commercial and residential water treatment products and systems including pressure tanks, control valves, activated carbon products, commercial ice machines, conventional filtration products, and point-of-entry and point-of-use water treatment systems. These water treatment products and systems are used in residential whole home water filtration, drinking water filtration and water softening solutions in addition to commercial total water management and filtration in foodservice operations. In addition, our water solutions business also provides installation and preventative services for water management solutions for commercial operators.
•Pool — The focus of this segment is to provide innovative, energy efficient pool solutions to help people more sustainably enjoy water. This segment designs, manufactures and sells a complete line of energy-efficient residential and commercial pool equipment and accessories including pumps, filters, heaters, lights, automatic controls, automatic cleaners, maintenance equipment and pool accessories. Applications for our pool products include residential and commercial pool maintenance, pool repair, renovation, service and construction and aquaculture solutions.
We evaluate performance based on net sales and reportable segment income ~~(loss)~~ and use a variety of ratios to measure performance of our reporting segments. These results are not necessarily indicative of the results of operations that would have occurred had each segment been an independent, stand-alone entity during the periods presented. ~~S~~Reportable segment income ~~(loss)~~ represents ~~equity income of unconsolidated subsidiaries and~~ operating income of each reportable segment inclusive of equity income of unconsolidated subsidiaries and exclusive of intangible amortization, certain acquisition related expenses, costs of restructuring and transformation activities, impairments and other unusual non-operating items. “Corporate and other” activity primarily consists of corporate expenses not allocated to the segments, including executive office, board of directors, and centrally-managed corporate functional or shared service costs related to finance, human resources, communications and corporate development. These activities do not meet the criteria for a stand-alone reporting segment under ASC 280.
Financial information ~~by~~ concerning the Company’s reportable segments as well as Corporate and other is as follows:

	2023	2022	2021	~~2023~~	~~2022~~	~~2021~~
In millions	Net sales			~~Segment income (loss)~~
Flow	$1,582.1	$1,500.8	$1,421.4	~~$ 282.3~~ 	~~$ 242.3~~ 	~~$ 213.3~~
Water Solutions	1,177.2	986.8	769.9	~~247.6~~ 	~~149.0~~ 	~~101.7~~
Pool	1,343.6	1,632.7	1,572.0	~~417.0~~ 	~~462.1~~ 	~~452.7~~
Reportable segment net sales total	4,102.9	4,120.3	3,763.3
~~Other~~Corporate and other	1.6	1.5	1.5	~~(91.8)~~	~~(85.7)~~	~~(81.8)~~
Consolidated (1)	$4,104.5	$4,121.8	$3,764.8	~~$ 855.1~~ 	~~$ 767.7~~ 	~~$ 685.9~~
(1) One customer in the Pool business represented approximately 15% of our consolidated net sales in 2023 and 20% of our consolidated net sales in both 2022 and 2021.

Pentair plc and Subsidiaries
Appendix A
Proposed disclosure example of Segment Information

	2023	2022	2021	2023	2022	2021	2023	2022	2021
In millions	Identifiable assets (1)			Capital expenditures			Depreciation
Flow	$1,709.7	$1,722.4	$1,716.4	$19.6	$24.0	$23.0	$21.1	$19.5	$21.4
Water Solutions	2,695.2	2,786.4	1,181.6	23.0	24.7	16.4	18.1	18.4	15.8
Pool	1,679.8	1,710.3	1,641.4	17.3	28.8	16.1	11.4	8.9	7.9
Reportable segment total	6,084.7	6,219.1	4,539.4	59.9	77.5	55.5	50.6	46.8	45.1
~~Other~~Corporate and other	478.6	228.4	214.2	16.1	7.7	4.7	8.9	7.3	6.1
Consolidated	$6,563.3	$6,447.5	$4,753.6	$76.0	$85.2	$60.2	$59.5	$54.1	$51.2
(1) ~~A~~“Corporate and other” primarily represents unallocated corporate assets, including all cash and cash equivalents ~~are included in “Other.”~~.

The following table presents a reconciliation of ~~consolidated~~reportable segment income to consolidated income from continuing operations before income taxes:

In millions	2023	2022	2021
Reportable segment income:
Flow	$282.3	$242.3	$213.3
Water Solutions	247.6	149.0	101.7
Pool	417.0	462.1	452.7
Reportable segment income total	946.9	853.4	767.7
Corporate and other	(91.8)	(85.7)	(81.8)
~~Segment income~~	~~$ 855.1~~ 	~~$ 767.7~~ 	~~$ 685.9~~
Restructuring and other	(3.4)	(32.4)	(7.5)
Transformation costs	(44.3)	(27.2)	(11.7)
Inventory step-up	—	(5.8)	(2.3)
Pension and other post-retirement mark-to-market (loss) gain	(6.1)	17.5	2.4
Asset impairment and write-offs	(7.9)	(25.6)	—
Gain on sale of businesses	—	0.2	1.4
Russia business exit impact	—	(4.7)	—
Deal-related costs and expenses	—	(22.2)	(7.9)
Legal accrual adjustments and settlements	(2.2)	(0.2)	7.6
Intangible amortization	(55.3)	(52.5)	(26.3)
Interest expense, net	(118.3)	(61.8)	(12.5)
Other income (expense)	1.3	(2.4)	(2.3)
Income from continuing operations before income taxes	$618.9	$550.6	$626.8